DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

October 5, 2009

VIA COURIER AND EDGAR

Mr. Tom Kluck

Ms. Stacie Gorman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE, Mail Stop 3010

Washington, DC 20549

Re:	KBS Strategic Opportunity REIT, Inc.

Amendment No. 3 to Registration Statement on Form S-11

Filed on October 5, 2009

File No. 333-156633

Dear Mr. Kluck and Ms. Gorman:

On behalf of our client, KBS Strategic Opportunity REIT, Inc. (the “Company”), a Maryland corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 3 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 3”).

Amendment No. 3 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Keith D. Hall, Chief Executive Officer of the Company, dated September 21, 2009 (the “Comment Letter”). This letter provides responses to the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 3 along with four additional copies marked to indicate the location of changes from the Company’s filing on August 21, 2009, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 3.

General

1.	Prior to effectiveness, please provide either a copy of the letter from the Financial Industry Regulatory Authority (“FINRA”) or a telephone call to inform us that FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements.

We will confirm through a letter or telephone call when FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements.

2.	Please tell us whether you expect to participate in the Treasury Department’s Public-Private Investment Program for troubled assets or any similar government-sponsored

Mr. Tom Kluck

Ms. Stacie Gorman

October 5, 2009

Page Two

program. If there is a reasonable possibility that you will purchase assets through these programs and accept the guarantees associated with the programs, please revise to describe the programs and the possibility of acquiring loans and real estate related assets in this manner.

The Public-Private Investment Program

As originally announced, the Public-Private Investment Program (or PPIP) was to consist of the Legacy Securities Program, administered by the U.S. Department of the Treasury, and the Legacy Loans Program, to be administered by the FDIC. Under the Legacy Securities Program, Public-Private Investment Funds (or PPIFs) will be established to purchase from financial institutions “eligible assets,” which are expected to initially include legacy non-Agency RMBS and CMBS. Under the Legacy Loans Program, Legacy Loans PPIFs may be established to purchase troubled loans from insured depository institutions.

The only way the Company would reasonably anticipate participating in the PPIP is through investing in a Legacy Securities PPIF or a Legacy Loans PPIF. As of the date of this letter, nine managers have been selected by the U.S. Department of the Treasury as the initial pre-qualified fund managers of PPIFs in the Legacy Securities Program. If these fund managers are successful in establishing Legacy Securities PPIFs, the Company may invest in one or more of these PPIFs. With respect to Legacy Loans PPIFs, the FDIC has announced only one pilot transaction under the Legacy Loans Program to date. Accordingly, there is some uncertainty as to the future of the program and its terms and whether investment opportunities will be available to the Company under this program. The Company has revised the prospectus accordingly (please see pages 41, 46-47 and 92 of the prospectus).

The Term Asset-Backed Securities Loan Facility

The Company believes there is a reasonable possibility that it may purchase CMBS financed through the government-sponsored Term Asset-Backed Securities Loan Facility (or TALF) and has revised the prospectus accordingly (please see pages 46-47, 90 and 94-95 of the prospectus).

Mr. Tom Kluck

Ms. Stacie Gorman

October 5, 2009

Page Three

What are the fees that you will pay … ? page 9

3.	We note that you provide disclosure of the acquisition fees based on a maximum leverage amount of 30%. However, we note your disclosure on page 3 that your maximum leverage is 75%. We note that the NASAA Guidelines establishes a ceiling on the amount of leverage you can use without otherwise obtaining approval of your independent directors, and that you may place a lower ceiling on the amount of leverage. If you intend to limit your leverage ability to 30%, please revise your disclosure accordingly. If you intend to maintain a maximum leverage amount of 75%, please revise your disclosure of the maximum amount of acquisition expenses you may reimburse based on a maximum leverage amount of 75%. Please make similar revisions to your disclosure on page 70.

The Company disclosed anticipated acquisition fees at a leverage level of 30% because, after fully investing the proceeds of the offering, the Company anticipates 30% leverage. The 75% limit on leverage is called for by the NASAA Guidelines and is not a limit that the Company would include in its charter if it were not required to do so by states that require the Company to comply with the requirements of the NASAA Guidelines. The 75% limit is also not a limit the Company expects to approach. However, the Company has revised the disclosure on pages 10, 16, 57 and 72 of Amendment No. 3 to include the estimated acquisition fees at the charter limit of 75%.

Supplemental Sales Material, page 165

4.	Please tell us the circumstances under which you would view it appropriate to use quotes from third-party publications without obtaining the consent of the author or the publication.

The Company respects the intellectual property rights of third parties. If the Company uses quotations or excerpts from third-party publications in its sales material and the use exceeds a de minimis quotation or excerpt or exceeds a use otherwise allowable under the fair use doctrine, then the Company would seek appropriate permission from the rights owner.

Exhibits

5.	Please note that incomplete exhibits may not be incorporated by reference. Please refer to Instruction 1 to Item 601 of Regulation S-K.

In Amendment No. 3, only complete exhibits have been incorporated by reference.

Mr. Tom Kluck

Ms. Stacie Gorman

October 5, 2009

Page Four

Exhibit 3.1

6.	We note that you will file the Form of Articles of Amendment and Restatement. Please also file your articles of incorporation as currently in effect in accordance with Item 601(b)(3) of Regulation S-K.

Prior to effectiveness of the registration statement, the Company will (i) adopt the Articles of Amendment and Restatement, (ii) file them with the Maryland secretary of state and (iii) file them as an exhibit to the registration statement as the Company’s articles of incorporation as currently in effect.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner